Greenhill & Co., Inc.

300 Park Avenue

New York, NY 10022

August 9, 2016

Mr. John P. Nolan

Senior Assistant Chief Accountant

Office of Financial Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re: Greenhill & Co., Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 26, 2016

File No. 001-32147

Dear Mr. Nolan:

On behalf of Greenhill & Co., Inc. (the “Company”), I am writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated July 7, 2016, related to the above-referenced filing.

We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment.

Form 10-K for fiscal year ended December 31, 2015

Note 18 – Business Information, page F-26

1. In future filings please disclose revenues from the United States and from all foreign countries in total and describe the basis for attributing revenues to individual countries. If revenues attributed to an individual foreign country are material, disclose those revenues separately. Refer to ASC 280-10-50-41.

Response:

We respectfully advise the Staff that, in future filings, commencing with our Form 10-K filing for the year ended December 31, 2016, we will add to our business information disclosure the revenues attributed to the United States consistent with ASC 280-10-50-41 in response to the Staff’s comment. Additionally, we will add to our disclosure similar information (which discloses any individual country to which 10% or more of our revenues are attributed and the aggregate of those foreign countries individually representing less than 10% of our revenues). Revenues by country will be based on the country from which the services were rendered.

2. In future filings please disclose the amount of long-lived assets other than financial instruments, long-term customer relationships of a financial institution, mortgage and other servicing rights, deferred policy acquisition costs, and deferred tax assets located in the United States and from all foreign countries in total. If assets in an individual foreign country are material, disclose those assets separately. Refer to ASC 280-10-50-41.

Response:

We respectfully advise the Staff that, in future filings, commencing with our Form 10-K filing for the year ended December 31, 2016, we will add to our business information disclosure the amount of long-lived assets, excluding deferred tax assets and intangible assets, located in the United States consistent with ASC 280-10-50-41 in response to the Staff’s comment. Additionally, we will add to our disclosure similar information (which discloses the amount of long-lived assets in any individual country in which 10% or more of our long-lived assets are located and the aggregate of those assets in foreign countries individually representing less than 10% of our long lived assets).

3. We note your disclosure that you manage your business based on the operating results of the enterprise taken as a whole, not by geographic region. Please address the following:

•	Please tell us the title and describe the role of the chief operating decision maker (CODM) and each of the individuals who report to the CODM.

Response:

The Company is led by its highest ranking employee, its chief executive officer (the “CEO”), who is the Company’s CODM. The CEO is the ultimate management decision maker and, under the oversight of our Board of Directors, has control over the Company’s operating decisions, makes final determinations concerning allocation of resources1, assesses the Company’s performance, and oversees members of senior management charged with the responsibility for executing daily operations. Further, at this time, the CEO is the only employee of the Company who has an award of Performance Restricted Stock Units, which links his compensation to the performance of the Company. At this time, all other employees receive compensation entirely based on their individual performance.

While we view our CEO as the Company’s CODM, for purposes of our responses to this comment letter and to provide clarity to the roles of our CEO and other members of senior management, we have identified and referred to the corporate officers or other senior managers by their title in our description of the activities that each conducts.

The senior management team is comprised of the CEO, two Presidents (one located in the U.S., with broad responsibilities for the Americas, and the other in the U.K, with broad responsibilities for Europe), a chief financial officer (“CFO”), chief operating officer (“COO”)2

[1]	As discussed below in our responses to comments #7 and #8, we do not operate based on budgets and therefore, the CEO does not approve budgets.

[2]

Effective August 7, 2016, the current CFO, who served that role in addition to his client advisory activities, stepped down from the CFO role in order to return to a full-time focus on client advisory activities. At that time, the COO was appointed CFO in addition to retaining his role as COO.

and chief legal officer (“CLO”). The Presidents are responsible for directing business opportunities and client engagement activities of both the industry and sector focused Managing Directors in their respective regions and are directly accountable to, and maintain regular contact with, the CEO to discuss client engagement activities, business development, personnel performance and other operating and planning matters for their respective operating regions. The CFO/COO is responsible for the oversight of finance, regulatory, and administrative operations and is directly accountable to, and maintains regular contact with, the CEO to discuss financial results, forecasts, working capital needs, personnel performance metrics and other operating matters for the entire Company. The COO is non-client facing and does not have responsibility for hiring or resource allocation or assessment of performance. The CLO is responsible for the oversight of legal and governance matters and is directly accountable to, and maintains regular contact with, the CEO to discuss legal, governance and shareholder matters. The CEO, using input from the Presidents, other members of senior management and the regional leaders (as discussed below), makes all key operating decisions, determines the allocation of resources and makes assessments of performance. No one employee elsewhere in the Company has the ability to override the CEO.

The Company also has a management committee (the “MC”), which reports directly to the CEO, and includes the members of senior management along with the Firm’s Chairman and founder, the Head of European Corporate Advisory, who reports to the European President and the Head of Australian Corporate Advisory, who reports to the CEO.

The heads of the other regions (Brazil and Japan), who are not members of the MC, report directly to the CEO. In addition, the co-heads of the capital advisory business report directly to the CEO.

•	Please tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.

Response:

The CEO has ad hoc meetings or calls with members of the senior management team, as well as Managing Directors below the senior management level, on a regular basis. Generally, the meetings or calls are topic dependent and are on a one-on-one basis with a member of the management team responsible for the area of discussion. Regularly scheduled monthly meetings are held with the MC. Additionally, the CEO meets monthly with the various regional and corporate advisory banking teams.

The financial information provided to each member of the MC, including the CEO, in advance of the meeting consists of a global listing of new and terminated client engagement activity since the prior month’s report, industry-wide M&A market statistics by region, consolidated revenue information, consolidated account receivable information, consolidating cash flow information (separated by the Americas, Europe and Asia/Australia), public shareholder information and global recruiting information. The meeting is directed by the CEO and he uses the forum to gather input from the leaders of the Company on strategic, operating and personnel matters. The MC does not make operating decisions.

The financial information provided for the regional meetings differs by region and is limited for confidentiality purposes due to the broad numbers of bankers who attend the meetings. Typically, a listing of the status of engagement projects is provided in advance of each meeting. There is no discreet financial information relating to any of the operating regions provided as part of the materials for the monthly regional meetings of banking personnel.

On a quarterly basis the CEO reviews and discusses with the CFO/COO the Company’s consolidated financial information reported in the Company’s public filings. For purposes of his understanding of revenue variances between the current and prior period(s), the CEO reviews the revenue summary sheet, discussed below in response your comment #5. Other than revenue and other information, which is prepared as part of the MC meeting materials as described above, for purposes of this review the CEO is not provided with discreet financial reporting information related to the various regions or countries in which the Company operates. To the extent there are variances in expenses between the current and prior period(s), the CFO/COO will provide an explanation for the variances based the accounting department’s analysis of compensation and non-compensation variances by region.

4. We note from your website that you have various Managing Directors, some of which are in charge of certain regions (e.g., Nordic, Australia, Europe, Brazil, etc.) and others which are in charge of certain industry advisory groups (e.g., Telecommunications, Financial Technology, Real Estate, M&A, etc.). Please explain to us how these individuals fit into the organizational structure of the company.

Response:

We have a relatively flat organizational structure. To emphasize and leverage the knowledge and expertise of our bankers throughout our global network we have designated certain of our Managing Directors as regional heads or specialized industry sector experts. Most client service teams include both regional and sector-focused Managing Directors. The designated Managing Directors help with the coordination of both market opportunities and deal execution for either local or cross-border engagements as part of our strategy to have our professionals around the globe work together on a fully integrated, one firm-one team approach to support the interests of our clients.

The regional heads and industry sector experts generally lead teams of professionals either in their region or industry sector, as the case may be, and, unless they are a member of the MC, they report to the U.S. or European President based on the jurisdiction in which they operate and do not report directly to the CEO (with the exception of Brazil) except through the regular monthly update meetings and other conversations they may have with the CEO to address business development and the status of client engagements. The designated regional or sector heads do not have decision making responsibilities.

5. Please describe the information regularly provided to the CODM and how frequently it is prepared.

Response:

For purposes of his general oversight of our business, our CEO is, among other things, focused on Company-wide business development and activities resulting in actual and forecast revenues. He evaluates information, as noted below, to understand the global client engagement activities the Company is involved in, any conflicts those activities may create with other client assignments, the resources required for each client engagement relative to the fee potential, and the probability of successful completion of active and announced transaction activity across the markets in which the Company operates.

Our CEO receives at the time of submission all new client/new business approval forms for all global new business opportunities. The new client/new business approval form is generally prepared by the Managing Director(s) responsible for sourcing the engagement and is approved by each of the Company’s Presidents. There are generally multiple submissions daily.

Our CEO receives a global revenue pipeline report, which details client engagement activity by the Americas, Europe and Asia/Australia and is weighted by the probability of success for the current quarter and succeeding three quarters. The pipeline report is updated approximately twice monthly.

On a monthly basis our CEO receives a MC package and information related to certain of the regional meetings, each as discussed above.

On a quarterly basis our CEO receives a summary of revenues by industry sector, booking location, client location, revenue type (e.g. completion, announcement, retainer), cross border, and transaction type (e.g. buy-side, sell-side, financing, government, fund placement). As part of his preparation for the earnings calls and his quarterly and annual sign off of our public filings, our CEO reviews the consolidated financial information incorporated in our filings.

Our CEO also receives numerous reports and information on an ad hoc basis primarily related to a snapshot of our financial and forecast global financial condition (e.g., cash flow forecast, accounts receivable aging, consolidated booked revenue).

While we do prepare and file separate financial information on a quarterly and annual basis for the regulated jurisdictions in which we operate, this information is prepared for and signed off by the CFO/COO for our regional financial reporting and statutory filing requirements. A consolidating summary of this information is also used by the CFO/COO to analyze variances between actual and prior period results. To the extent any variances are material the CEO is informed so that he can address relevant questions in the quarterly earnings call. Due to the focus on revenue generation, which drives the outcome of our business, separate financial information, which details the operating performance of our geographic regions used for statutory results, is not provided to or used by our CEO to assess performance or make operating decisions or allocate resources. As noted above, our regional heads do not have decision-making responsibilities and, accordingly, do not use this information to make operating decisions or allocate resources. Due to the nature of our business involving multi-national assignments, many of which are cross-border with multiple teams of professionals contributing from various offices, the allocation of revenue and expense, which is generally formulaic, to the regional financial reporting may obscure the overall contribution by the various offices. Consequently, in making his review of our operations, our CEO focuses on the consolidated financial information and evaluates the market and business trends and the range of revenue results across the Company.

6. Please describe the information regularly provided to the Board of Directors and how frequently it is prepared.

Response:

The Company’s Board of Directors meets quarterly and receives in advance of each meeting the following information:

•	Minutes of preceding Board meeting,
•	Consolidated revenue by client,
•	Revenue summary for quarter and year to date by industry sector, booking location, client location, revenue type, cross border, transaction type,
•	Earnings release (draft),
•	Memorandum on Outlook and Strategy (prepared by the CEO),
•	Analyst Estimates,
•	Dividend and Consolidated Cash Flow Analysis,
•	Board Resolutions (draft), and

•	Other materials as deemed necessary

The Company’s Audit Committee, which consists of three independent members of the Board of Directors, receives on a quarterly basis in advance of each meeting the following information:

•	Minutes of the Preceding Audit Committee meeting and SEC Subcommittee Meeting
•	Materials related to Independent Auditor annual audit, internal audits, and Sarbanes Oxley,
•	SEC filings (10-Q, 10-K and certain 8-Ks), and
•	Other materials as deemed necessary

Except for occasional email updates to the Board of Directors between meetings, there is generally no additional information, other than as stated above, provided to the Board during the quarter. Furthermore, there is no additional information provided to our Board of Directors that is not also provided to our CEO.

7. Please explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

Response:

The nature of our business is not conducive to creating a meaningful budget process either on a consolidated or regional basis due to the significant variations in our revenues from period to period, the majority of which we earn upon the successful closing of a transaction, the timing of which is uncertain and not subject to our control. As a result of the volatility of our revenues, we do not budget our annual revenues, although we do establish total revenue targets for purposes of financial forecasting. This annual target is derived in part from the revenue pipeline, which is referred to above.

Our cost base is comprised of compensation and benefits expense and non-compensation expenses. The total amount of compensation we pay annually to our employees is variable and based on a percentage of the Company’s total consolidated revenues and is determined by our CEO in consultation with our Compensation Committee at each year-end. We do not budget our compensation cost on a consolidated or regional basis although we do focus on that portion of our annual compensation cost in excess of our fixed compensation expense (i.e. base salary and restricted stock unit amortization), which is available for the annual incentive bonus pool.

Our non-compensation costs, which include occupancy, depreciation, communications, information services, professional fees, travel and entertainment, and other various operating costs, run relatively constant quarter to quarter and year to year. Due to the consistency of these costs, both on a consolidated and regional basis, we analyze our non-compensation costs as variances from the historical amounts incurred. We do not prepare budgets on a consolidated or regional basis for our non-compensation expenses.

We process all financial information on a centralized basis through our corporate financial group in New York. Although budget information is not prepared our corporate financial group analyzes variances between the consolidated and regional results for the current period against comparable prior period results. To the extent there are unexplained variances related to any particular region a member of the corporate finance team will follow up with the appropriate region head. The CEO is not provided with nor does he review the discreet operational information related to the various regions.

8. Please describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances.

Response:

As mentioned above, we do not prepare budgets due the variable nature of our revenues and compensation expenses. Variances between actual non-compensation expenses and prior period non-compensation expenses are reviewed and analyzed by the corporate finance group.

For purposes of our public reporting, historically the COO has provided the CEO and CFO3 quarterly with a draft of the earnings release, which each reviewed in preparation for the quarterly earnings call. If either the CEO or CFO had specific questions about any variances between current and prior period(s) amounts reported in the earnings release they generally discussed the matter, particularly matters pertaining to non-compensation costs, directly with the COO.4 While the COO was and continues to be responsible for the control of non-compensation costs, those costs are generally fixed (i.e. occupancy, depreciation, interest expense and general operating) and are analyzed to determine whether they vary from the historical amounts. Those costs that are variable (i.e. travel, market data and professional fees) are generally managed on a global basis through the execution of global contractual arrangements, specifically for market data and travel. There are typically no formal meetings to review the financial results except for the quarterly meeting of the Board of Directors. The CEO does not request and is generally not provided with a detailed analysis of the variances period to period on either a consolidated or a regional basis.

9. Please describe the basis for determining the compensation for each of the individuals that report to the CODM. If the Managing Directors referred to above are not direct reports to the CODM, please also describe the basis for determining the compensation for those individuals.

Response:

The amount of annual compensation paid to all employees of the Company as a whole and to each professional on an individual basis is determined by our CEO and reviewed with our Compensation Committee, which consists of three independent directors, at each year-end. For purposes of the compensation paid to our CEO, the amount is determined by the Compensation Committee.

As mentioned in our response to the Staff comment #7 above, the total amount of annual compensation paid to all employees of the Company is determined based upon a specified percentage of total annual consolidated revenues. For the past three years, that percentage has ranged between 54%-56% of annual consolidated revenues. Our annual compensation costs consist of (i) a fixed portion related to base salaries and benefits and amortization of unvested restricted stock units and (ii) a variable portion related to incentive awards. The variable portion

[3]	Prior to August 7, 2016, the CFO served in that role in addition to his client advisory role. The COO was responsible for and oversaw all day-to-day financial operating information. Effective August 7, 2016, the CFO role transitioned to the COO.

[4]	As a result of the combined CFO/COO role the information referred to above will continue to be provided directly to the CEO.

of the Company’s annual compensation is the excess of total consolidated revenues multiplied by the compensation ratio less the amount of fixed compensation incurred during the year. The amount available for the incentive compensation pool for the Managing Directors is the amount of variable compensation determined above, less the amount paid to non-Managing Directors, which is generally based on market conditions. The residual incentive compensation pool available for Managing Directors is paid in cash and allocated to each client facing Managing Director as discussed below. In addition to the cash compensation allocated to each Managing Directors, a restricted stock unit award may be granted, which would generally vest over a five year period.

The primary considerations in determining the total compensation (base, cash bonus and restricted stock unit award) for each client facing Managing Director, whether or not he/she is a direct report to the CEO, is his/her generation of client revenue, execution of transactions, and development of key client relationships. For the client facing members of the senior management team and the regional heads, a small portion of their annual compensation is determined based on their management of personnel, recruitment of new personnel, and the pursuit of new strategic opportunities for the Company. The compensation for the U.S. and U.K. President as well as the regional heads is not determined based on the operating performance of the region, which he/she oversees. For non-client facing Managing Directors (i.e. COO and CLO), the determination of annual compensation is based on the management and oversight of administrative, operating and financial functions of the Company, and their contribution to the management team.

An exception to the determination of compensation based on consolidated results can occur for newly acquired entities in periods subsequent to a completed acquisition. In those cases, the amount of total compensation paid to employees of the newly acquired entity during the first two to three years post acquisition may be based on the operating performance of the newly acquired entity as opposed to the operating performance of the consolidated group as a whole.

***************************

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s consideration of the Company’s response. If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 389-1516. To the extent you have further comments, I would be grateful if a copy of any further comment letter could be sent to me via e-mail at hrodriguez@greenhill.com.

Sincerely,

/s/ Harold J. Rodriguez, Jr.

Harold J. Rodriguez, Jr.
Chief Financial Officer

cc:	Patricia Moran, Chief Legal Officer
Christopher Grubb, Managing Director